BRADFORD RODGERS

Senior Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

November 17, 2022

Via EDGAR and E-mail

Mr. Keith Carpenter

Senior Special Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account

Initial Registration Statement on Form N-4

File Nos. 333-267354 & 811-08108

Mr. Carpenter:

On behalf of Protective Life Insurance Company (the “Company”) and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are transmitting via EDGAR this letter as correspondence to the above-referenced initial Form N-4 Registration Statement (the “Registration Statement”) for the Protective Dimensions V Variable Annuity Contracts (the “Contracts”) filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on September 9, 2022.

This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Commission on the Registration Statement. Along with this letter, we have included pages to the prospectus with revised disclosure and a revised Rate Sheet Prospectus Supplement which revisions have been made in response to Staff comments.  The Company has also made certain clarifying changes to the prospectus. The revised disclosure and revised Rate Sheet Prospectus Supplement will be included in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) that will be filed with the Commission once all outstanding Commission Staff comments have been resolved.  The revised disclosure and revised Rate Sheet

2801 US-280 • Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

Prospectus Supplement included in this correspondence filing have been marked to indicate the changes.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

General

1.              Please confirm that all missing information, including all exhibits and a complete rate sheet supplement, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:  The Company notes that it will include all previously missing or bracketed information, including a completed Rate Sheet Prospectus Supplement and exhibits in the Amendment.

2.              Please note that comments we give on disclosure in one section apply to other sections of the filing, including the initial summary prospectus, that contain the same or similar disclosure.

Response:  The Company confirms that it will make corresponding revisions to similar disclosure throughout the Amendment and Initial Summary Prospectus as requested by the Staff’s comment.

3.              Please explain supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

Response:  There are no guarantees or support agreements with third parties to support any of the Contract features or benefits associated with the Contract. The Company will be solely responsible for any benefits or features associated with the Contract.

4.              Please be aware that the compliance date for the requirement to use the Inline eXtensible Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus is January 1, 2023. Filings made on or after January 1, 2023 will be required to comply with these requirements. See General Instruction C.3.(h) to Form N-4.

Response:  The Company is aware of the January 1, 2023 compliance date for the use of the XBRL format.

Prospectus

5.              Rate Sheet Supplement

a.              Please revise the introduction to state that the rate sheet supplement also updates the range of Ongoing Fees and Expenses (annual charges) for the contract.

Response:  The Company has complied with the comment from the Commission Staff.

b.              The rate sheet supplement should include the full Ongoing Fees and Expenses Table and the Lowest and Highest Annual Cost Table as the first substantive item disclosed in the supplement.

Response:  The Company has added the complete Ongoing Fees and Expenses (annual charges) and Lowest and Highest Annual Cost Table to the Rate Sheet Prospectus Supplement as requested by the Commission Staff.

6.              Key Information Table

a.              Charges for Early Withdrawals (p. 6) — Please only disclose the maximum surrender charge at the most expensive asset level (i.e., 7%). You may briefly disclose that the fee may decrease when the amount of purchase payments increases. Please also use the maximum surrender charge of 7% when calculating the charge on a $100,000 basis.

Response: The Company notes that the disclosure in the “Charges for Early Withdrawals” subsection of the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT — FEES AND EXPENSES” section of the prospectus provides disclosure that meets the requirements of General Instruction 2.(a) of Item 2 to Form N-4. In that regard, the subject disclosure identifies the maximum surrender charge as a percentage of purchase payments that may apply under the Contract and the length of time that maximum surrender charge would apply from the date a purchase payment is made.

The disclosure also provides “an example of the maximum surrender charge an investor could pay (in dollars) under the Contract assuming a $100,000 investment . . . .” [Emphasis added.] Under the Contract, the maximum surrender charge percentage that would apply assuming a $100,000 investment is 5%, not the maximum surrender charge percentage of 7%.  Using the maximum surrender charge percentage of 7% in the example to calculate the surrender charge payable based on the $100,000 investment assumption required by General Instruction 2.(a) of Item 2 to Form N-4 would result in a surrender charge amount that could not result under the terms of the Contract given the purchase payment bands used to determine the surrender charge percentages applicable in the case of withdrawal or surrender.  Modifying the disclosure as suggested by the Commission Staff would result in an incorrect surrender charge amount being disclosed and therefore inaccurate information being provided to prospective purchasers and owners of the Contract.

With respect to the example, the Company also notes that General Instruction 2.(a)  does not prohibit disclosure that identifies the purchase payment band that would apply and the corresponding surrender charge percentage, here 5%, based on the required $100,000 investment assumption. The Company included that information solely to identify for prospective purchasers and owners of the Contract the basis for determining the surrender charge amount in the example.

For the reasons noted, the Company respectfully declines to comply with the Commission Staff comment.

b.              Transaction Charges & Ongoing Fees and Expenses (p. 6) — Please treat the premium-based charge as an Ongoing Fee and Expense. It should be reflected in base contract fees and in the Lowest and Highest Annual Cost Table.

Response:  After careful consideration, the Company does not believe the premium based charge should be treated as an ongoing fee and expense. Instead, the premium based charge should be treated as a transaction charge. The charge is assessed based on a Purchase Payment being made and is limited to the first seven years after the Purchase Payment is made. A contract owner would not be assessed a premium based charge each year that they own the Contract as they would an ongoing charge, such as a mortality and expense risk charge. Moreover, the preamble to the Ongoing Fee and Expense table makes clear that the fees and expenses that fall within that category are those fees and expenses that a contract owner will pay each year based on the options they elect.

Treatment of the premium based charge as a transaction charge in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT — FEES AND EXPENSES” section of the prospectus would also be consistent with the treatment of the premium based charge as a transaction expense in the “Fee Table” section of the prospectus.  Because the premium based charge is a sales load it would be treated as a transaction expense in the “Fee Table” section in accordance with the guidance provided in Instruction 8 to Item 4 of Form N-4.

With regard to the Lowest Annual Cost and Highest Annual Cost Table, the Company notes that Instruction 2.(c)(ii)(C) to Item 2 specifically excludes sales loads from the Table.

For the reasons noted, the Company respectfully declines to comply with the Commission Staff comment.

c.               Ongoing Fees and Expenses (p. 6) — Please clarify that the optional benefits available for an additional charge applies to for a single optional benefit, if elected. See instr. 2I(i)(B) of item 2 to Form N-4.

Response:  The Company has added a parenthetical to the Optional benefits line of the Ongoing Fees and Expenses table on p. 6 clarifying that the Minimum and Maximum are for a single optional benefit, if elected.

d.              Lowest and Highest Annual Cost Table (p. 7) — Please include a bullet for “no sales charges” in the lowest annual cost and highest annual cost section of the table. See instr. 2(c)(ii)(B) of item 2 to Form N-4.

Response:  The Company has complied with the comment from the Commission Staff.

e.               Key Information Table (pp. 8-9) — Please include the table headings “Restrictions” and “Conflicts of Interest” in the Key Information Table.

Response:  The Company has confirmed that the table headings “Restrictions” and “Conflicts of Interest” are included in the Key Information Table.

f.                Investment Professional Compensation (p. 9) — The disclosure describes conflicts of interest related to continued investment in the contract. Please revise the language to focus not only on continued investments in the contract but also the initial purchase decision.

Response:  The Company has modified the disclosure under Investment Professional Compensation as requested by the comment from the Commission Staff.

7.              Fee Table — Annual Contract Expenses (p. 12)

a.              Please reflect the premium based charge as an annual contract expense.

Response:  The premium based charge is assessed after a Purchase Payment is made and the first seven years that follow and reimburses the Company for expenses related to sales and distribution of the Contract.  In that regard, the premium based charge is most appropriately categorized as sales load. For those reasons, the Company believes the premium based charge should be included under Transaction Expenses in accordance with Item 4 Instruction 8.

b.              With respect to the Optional Benefit Expenses, instead of referring investors to the rate sheet prospectus supplement for every current fee, please consider using a footnote or language in the narrative referring readers to the rate sheet for current rates so as to not obscure or impede understanding of the disclosure of the maximum charge.

Response:  It is the Company’s view, that the current presentation is meaningful and helpful disclosure for prospective purchasers and owners of the Contract and is concerned that moving the reference that current rates can be found in the rate sheet out of the table and into a footnote may be overlooked. For these reasons, the Company respectfully declines to follow the Commission Staff recommendation.

c.               Footnote 2 to the annual contract expense table states that the mortality and expense risk charge is 0.55%, but the disclosure responsive to item 7 states that the charge is 0.65%. Please reconcile.

Response:  The Company has reconciled the discrepancy noted by the comment from the Commission Staff.

8.              The SecurePay FXI Rider (p. 41) - Please explain the difference between the “Rider Issue Date” and the “Benefit Election Date.”

Response:  The Rider Issue Date is defined as the date a SecurePay rider is issued.  The SecurePay rider can be purchased at the time the Contract issued or purchased later under the RightTime option.  A SecurePay Fee is charged as of this Rider Issue Date.  The Benefit Election Date is the date SecurePay Withdrawals are elected to begin. The Company has included the aforementioned explanation in the prospectus as requested by the Commission Staff to the third paragraph under the SecurePay Income Rider section.

9.              Fund Appendix: Funds Available under the Contract (p. FUND-1) - Footnote 3 to the table provides a general description of investment restrictions associated with the SecurePay FXi rider. Please disclose the actual investment restriction in the Portfolio Company Appendix as required by instruction 1(f)(2) of item 17 to Form N-4.

Response:  The Company has updated the Fund Appendix and revised Footnote 2 to include a table indicating the Minimum Allocation and Maximum Allocation percentages associated with each Investment Category.  The Fund Appendix table now reflects the Investment Category assigned to each Portfolio Company. Footnote 3 has been removed.

10.       Appendix A (p. A-1 - A-15)

a.              Several of the death benefit examples show a complete withdrawal on 1/1/2026 (e.g., p. A-9, A-12, A-14) yet shows significant contract value in subsequent years. Please review the examples for accuracy.

Response: The Company has reviewed Appendix A and revised example calculations to reflect accurate values.

b.              Maximum Anniversary Value Death Benefit and the Maximum Quarterly Anniversary Value Death Benefit, please include the value of the death benefit and each point in time instead of only showing the value of the benefit upon death.

Response: The Company notes that the examples demonstrating the calculation of the Maximum Anniversary Value Death Benefit and the Maximum Quarterly Anniversary Value Death Benefit are intended to show relevant values preceding a specified date of death of the contract owner and either the Maximum Anniversary Value Death Benefit or Maximum Quarterly Anniversary Value Death Benefit as of the date of the contract owner’s death. In calculating both the Maximum Anniversary Value Death Benefit and the Maximum Quarterly Anniversary Value Death Benefit, it is necessary to consider all previous anniversary values and factor in the effect of Purchase Payments and adjustments for withdrawals from the Contract Anniversary to the date of death. Given the complexity of these calculations, adding a death benefit payable value for each transaction date listed in the examples would require the Company to add numerous footnotes and columns to derive the death benefit payable for each transaction date. It is the Company’s view, that adding that level of complexity to the examples would result in the examples being difficult for prospective and existing contract owners to understand and would not provide any meaningful or helpful disclosure.

In an effort to help inform contract owners regarding the calculation of the Maximum Anniversary Value Death Benefit and the Maximum Quarterly Anniversary Value Death Benefit we have added a description to the beginning of each example setting forth the methodology the Company uses to calculate those death benefit values.

For the reasons noted above, the Company respectfully declines to make the change requested by the Commission Staff. The Company would be happy to discuss its response to this comment with the Commission Staff at the Staff’s convenience.

11.       Appendix C (p. C-1) — Appendix C provides for an explanation of the variable income payment calculation. The appendix refers to a 5% interest rate assumption. Please consider whether this should be “interest rate” or “investment return.” We note that the contract uses a 5% assumed investment return (AIR).

Response:  The Company has reviewed Appendix C and revised the disclosure to use the term “investment return” rather than “interest rate.”

Part C

12.       Item 34 Fee Representation — Please revise the reasonableness representation to match the language used in item 34 to Form N-4 and Section 26(f) of the Investment Company Act of 1940.

Response: The Company has revised Item 34 to read, Protective Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life Insurance Company.

13.       Power of Attorney- Please submit a new Power of Attorney with the next filing of the registration statement or have the signatories sign the registration statement. We note that the Power of Attorney attached to the filing only appears to provide authority with respect to post-effective amendments.

Response:  The Company will include a new Power of Attorney with the Amendment, as recommended by the comment from the Commission Staff.

*  *  *  *  *

The Company believes that it has responded fully to all Commission Staff comments and respectfully requests that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, revised disclosures or revised Rate Sheet Prospectus Supplement the Company has provided with this correspondence filing, please contact me at 205-268-1113, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers

Bradford Rodgers
SVP, Senior Counsel

cc:        Mr. Michael Kosoff

Mr. Christian Sandoe

Mr. Thomas Bisset

Mr. Timothy Graves